UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

Third-Quarter 2011 Results

Vimicro International Corporation (“Vimicro”, or the “Company”) reports its financial results for the third quarter ended September 30, 2011.

Net revenue in the third quarter of 2011 was $22.1 million, up 45.6% from $15.2 million in the second quarter of 2011. The sequential increase was due to 41.7% growth in sales of PC/notebook processors and to 92.5% growth in sales of surveillance products. The higher PC/notebook sales were largely due to the completion of the transition to a new, higher-performance product series. The higher sales of surveillance products were due to commercial orders from existing customers following successful trial installations, combined with sales to new customers for new trials.

Net revenue in the third quarter of 2011 decreased by 4.8% compared with $23.2 million in the third quarter of 2010 (the 2010 figures have been restated to account for discontinued operations). Revenues in the PC/notebook processor and surveillance businesses increased by a combined $5.0 million, which was offset by a decline of $6.1 million in sales of mobile and sensor products, mainly due to a decline in sensor pass-through sales but also due to a decline in mobile sales.

Cost of revenue in the third quarter of 2011 was $15.3 million, compared with $16.0 million in the third quarter of 2010. The gross margin in the third quarter of 2011 was 30.9%, remaining flat year over year, and down 2.3 percentage points from the second quarter of 2011. The sequential decrease in gross margin was due to a $0.5 million inventory reserve for PC/notebook and mobile products. Operating expenses in the third quarter of 2011 were $15.1 million, as compared to $14.8 million in the second quarter of 2011. The slight sequential increase was primarily due to higher levels of investment to grow the surveillance business.

The non-GAAP net loss attributable to Vimicro International Corporation in the third quarter of 2011, excluding $0.6 million in share-based compensation, was $4.7 million, or approximately $0.13 per ADS, compared to a loss of $5.6 million, or $0.15 in the prior quarter. The GAAP net loss attributable to Vimicro Corporation in the third quarter of 2011 was $5.3 million, as compared to $6.3 million in the prior quarter.

As of September 30, 2011, the Company had cash and cash equivalents of approximately $47.5 million, short-term time deposits of $6.3 million, and restricted cash of $4.7 million, and total current assets of approximately $106.7 million. As of September 30, 2011, Vimicro had working capital of approximately $80.7 million and no long-term debt on its balance sheet.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses, inventory reserves related to divested assets and discontinued operations. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this report.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of September 30, 2011, which was RMB6.3549 to $1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	9/30/2011	12/31/2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	47,527	69,491
Short-term time deposits	6,294	12,380
Restricted cash	4,715	4,958
Marketable equity securities	0	1,436
Accounts and notes receivable, net of provision for doubtful accounts of $418 and $393 as of December 31, 2010 and September 30, 2011, respectively	19,253	18,647
Amounts due from related party	3,679	10,465
Inventories	18,404	13,751
Prepayments and other current assets, net of provision for doubtful accounts of $18 and $19 as of December 31, 2010 and September 30, 2011, respectively	6,831	4,191
Deferred tax assets	2	2

Total current assets	106,705	135,321
Investment in an unconsolidated affiliate	90	87
Property, equipment and software, net	16,986	9,600
Land use rights	21,382	20,703
Intangible assets, net	2,757	2,929
Goodwill	2,170	2,082
Other assets	1,224	1,203

Total assets	151,314	171,925

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	9,569	7,378
Amounts due to related party	1,386	4,848
Notes payable	403	30
Taxes payable	662	1,001
Advances from customers	482	291
Accrued expenses and other current liabilities	8,375	7,613
Deferred government grant	5,176	4,550

Total current liabilities	26,053	25,711
Non-Current liabilities:
Deferred tax liabilities	40	40
Product warranty	348	142

Total liabilities	26,441	25,893

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,135,996 and 142,764,496 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively	15	15
Additional paid-in capital	158,697	156,415
Treasury stock	(5,560)	(3,836)
Accumulated other comprehensive income	12,555	12,383
Accumulated deficit	(72,012)	(54,430)
Statutory reserve	2,782	2,782

Total shareholders’ equity attributable to Vimicro International Corporation	96,477	113,329
Non-controlling interest	28,396	32,703

Total shareholders’ equity	124,873	146,032

Total liabilities and shareholders’ equity	151,314	171,925

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2011 Q3	2011 Q2	2010 Q3
	(unaudited)	(unaudited)	(unaudited)
Net revenue	22,095	15,175	23,207

Cost of revenue	(15,275)	(10,130)	(16,043)

Gross profit	6,820	5,045	7,164

Operating expenses:
Research and development, net	(8,162)	(7,943)	(6,994)
Selling and marketing	(3,296)	(3,243)	(2,050)
General and administrative	(3,655)	(3,636)	(3,393)

Total operating expenses	(15,113)	(14,822)	(12,437)

Loss from operations	(8,293)	(9,777)	(5,273)
Other income/(expense):
Interest income	210	165	263
Foreign exchange gain, net	617	448	356
Gain on disposal of marketable equity securities	0	633	0
Others, net	10	14	7

Loss before income taxes and share of gain/(loss) of an unconsolidated affiliate	(7,456)	(8,517)	(4,647)
Income taxes benefit/(expense)	37	(53)	(245)

Net loss before share of profit/(loss) of an unconsolidated affiliate	(7,419)	(8,570)	(4,892)
Net loss from continuing operations	(7,419)	(8,570)	(4,892)
Loss from discontinued operations, net of income tax	0	0	(442)
Net loss	(7,419)	(8,570)	(5,334)

Less: loss attributable to non-controlling interest	(2,096)	(2,268)	(1,564)

Loss attributed to Vimicro International Corporation	(5,323)	(6,302)	(3,770)

Other comprehensive loss/(income):
Foreign currency translation adjustment	1,176	867	1,102
Unrealized (loss)/gain on marketable equity securities	0	(549)	380

Total comprehensive loss	(6,243)	(8,252)	(3,852)
Less: comprehensive loss attributable to non-controlling interest	(1,571)	(1,866)	(1,107)
Comprehensive loss attributable to Vimicro International Corporation	(4,672)	(6,386)	(2,745)

Loss per share - basic and diluted
continuing operations	(0.04)	(0.04)	(0.02)
discontinued operations	0.00	0.00	0.00
Loss per share- basic and diluted	(0.04)	(0.04)	(0.02)

Loss per ADS Basic and Diluted
continuing operations	(0.15)	(0.17)	(0.09)
discontinued operations	0.00	0.00	(0.01)
Loss per ADS- basic and diluted	(0.15)	(0.17)	(0.10)

Weighted average number of ordinary shares outstanding
Basic and Diluted	146,852,718	146,820,790	147,937,401

Weighted average number of ADS outstanding
Basic and Diluted	36,713,179	36,705,198	36,984,350

Components of share-based compensation expenses are included in the following expense captions:
R&D	(165)	(197)	(503)
S&M	(15)	(27)	(45)
G&A	(450)	(474)	(519)

Total	(630)	(698)	(1,067)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended September 30, 2011			Three months ended June 30, 2011			Three months ended September 30, 2010
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Loss from operations	(8,293)	630	(7,663)	(9,777)	698	(9,079)	(5,273)	1,067	(4,206)

Loss attributed to Vimicro International Corporation	(5,323)	630	(4,693)	(6,302)	698	(5,604)	(3,770)	1,067	(2,703)

Loss per ADS(**)	(0.15)	0.02	(0.13)	(0.17)	0.02	(0.15)	(0.09)	0.03	(0.06)

(*)	The adjustment is to exclude non-cash share-based compensation for employees and non-employees.
(**)	Loss per ADS refers to continuing operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 28, 2011